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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*



                        j2 Global Communications, Inc.
                               (Name of Issuer)


                    Common Stock, Par Value $.001 Per Share
                        (Title of Class of Securities)



                                  477366108
                                (CUSIP Number)


                               December 18, 2001
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ] Rule 13d-1(b)
[x] Rule 13d-1(c)
[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 6 Pages
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CUSIP No. 477366108                      13G                  Page 2 of 6 Pages
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1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Michael J.G. Gleissner
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2.   Check the Appropriate Box if a Member of a Group (See Instructions)

(a)
(b)
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3.   SEC Use Only


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4.   Citizenship or Place of Organization

     Federal Republic of Germany
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                               Sole Voting Power
Number of        5
                               1,344,279
Shares      -----------------------------------------------------

Beneficially                   Shared Voting Power
                 6
Owned by                              0
            -----------------------------------------------------
                               Sole Dispositive Power
Each Reporting   7
                                    1,344,279
            -----------------------------------------------------
Person With                    Shared Dispositive Power

                 8                    0
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9.  Aggregate Amount Beneficially Owned by Each Reporting Person

    1,344,279
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                               Page 2 of 6 Pages
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CUSIP No. 477366108                    13G                     Page 3 of 6 Pages

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10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions)
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11.  Percent of Class Represented by Amount in Row (9)

     Approximately 12% as of the date of filing.

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12.  Type of Reporting Person (See Instructions)

     IN
--------------------------------------------------------------------------------

Item 1.

(a)  Name of Issuer:  j2 Global Communications, Inc.
                       (formerly known as JFAX.com, Inc.)

(b) Address of Issuer's Principal Executive Offices:

               6922 Hollywood Blvd., Suite 800 Hollywood, CA 90028.
Item 2.

(a)  Name of Person Filing
(b) Address of Principal Business Office or, if none, Residence
(c) Citizenship

                              Michael J.G. Gleissner
                              12340 NE 6th Court
                              Miami, FL 33161
                              Federal Republic of Germany

(d) Title of Class of Securities

                     Common Stock, par value $0.01 per share
(e) CUSIP Number

                                    477366108

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CUSIP No. 477366108                    13G                     Page 4 of 6 Pages

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Item 3. If this statement is filed pursuant to (S)(S)240.13d-1(b) or 240.13d-
2(b) or (c), check whether the person filing is a:

     (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C.
     78o).

     (b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

     (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

     (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

     (e) [ ] An investment adviser in accordance with (S)240.13d-1(b)(1)(ii)(E);

     (f) [ ] An employee benefit plan or endowment fund in accordance with
     (S)240.13d-1(b)(1)(ii)(F);

     (g) [ ] A parent holding company or control person in accordance with
     (S)240.13d-1(b)(1)(ii)(G);

     (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

     (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

     (j) [ ] Group, in accordance with (S)240.13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to Rule 13d-1(c), check this box [X]

Item 4.  Ownership:

     Michael J.G. Gleissner

     (a) Amount beneficially owned: 1,344,279.

     (b) Percent of class: Approximately 12%.


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CUSIP No. 477366108                    13G                    Page 5 of 6 Pages

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      (c) Number of shares as to which the person has:

            (i) Sole power to vote or to direct the vote: 1,344,279.

           (ii) Shared power to vote or to direct the vote:  0.

          (iii) Sole power to dispose or to direct the disposition of:
                1,344,279.

           (iv) Shared power to dispose or to direct the disposition of: 0.

Item 5.  Ownership of Five Percent or Less of a Class:

        Not Applicable

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

        Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

        Not Applicable.

Item 8. Identification and Classification of Members of the Group

        Not Applicable.

Item 9. Notice of Dissolution of Group

        Not Applicable.


                               Page 5 of 6 Pages
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CUSIP No. 47736108                    13G                     Page 6 of 6 Pages

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Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated this 28th day of December 2001.


/s/ Michael J.G. Gleissner
-------------------------------
Michael J.G. Gleissner



                               Page 6 of 6 Pages